909 Commerce Road Annapolis, MD 21401
410 224-8770 main 410 224-4849 fax fticonsulting.com

July 31, 2012

Daniel L. Gordon

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FTI Consulting, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 001-14875

Ladies and Gentlemen:

On behalf of FTI Consulting, Inc. (the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated July 18, 2012 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”). For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 24, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Operating Income to Adjusted EBITDA, page 53

1.	We note that you have reconciled Adjusted EBITDA to operating income. Please tell us how you considered Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 103.02 which requires that such measures be reconciled to net income.

Response: The Company acknowledges the Staff’s comment, and accordingly, in all future filings, beginning with the Form 10-Q for the quarterly period ended June 30, 2012, the Adjusted EBITDA used in Management’s Discussion and Analysis – Results of Operations will be reconciled to consolidated net income. The Company respectfully submits that the only additional reconciling items are net interest expense and the income tax provision, such items included on the face of the statements of income. As a result, the Company believes that the presentation was not misleading, and provided a clear and understandable reconciliation to investors.

Reconciliation of Net Income and Earnings Per Share to Adjusted Net Income and Adjusted Earnings Per Share, page 54

2.	We note that adjustments to net income have been presented net of tax. Please tell us how you considered Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 102.11 which requires disclosure of the tax effect of such reconciling item and how it was calculated.

Response: The Company acknowledges the Staff’s comment, and accordingly, in all future filings, beginning with the Form 10-Q for the quarterly period ended June 30, 2012, the tax effect of each reconciling item related to Adjusted Net Income will be disclosed along with disclosure of how the tax effect was calculated.

3.	Please tell us how you considered Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 102.05 which requires that non-GAAP earnings per share be reconciled to GAAP earnings per share.

Response: The Company acknowledges the Staff’s comment, and in all future filings, beginning with the Form 10-Q for the quarterly period ended June 30, 2012, the Adjusted Earnings Per Share used in Management’s Discussion and Analysis – Results of Operations will be reconciled to GAAP earnings per share.

Adjusted Segment EBITDA, page 57

4.	We note that you have reconciled Adjusted Segment EBITDA to segment operating income. Please tell us how you considered Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 103.02 which requires that such measures be reconciled to net income.

Response: The Company acknowledges the Staff’s comment, and in all future filings, beginning with the Form 10-Q for the quarterly period ended June 30, 2012, the total of Adjusted Segment EBITDA for all segments (the “Total Adjusted Segment EBITDA”) used in Management’s Discussion and Analysis – Segment Results will be reconciled to consolidated net income. While acknowledging the Staff’s guidance in this respect, the Company respectfully submits that, in the context of presenting Adjusted Segment EBITDA as a performance measure for each of the Company’s segments, we believe that segment operating income is a meaningful measure for investors. Accordingly, we will continue to present total segment operating income within the reconciliation to assist investors in more clearly understanding the Company’s use of Total Adjusted Segment EBITDA. Segment operating income will be presented as a subtotal between net income and Total Adjusted Segment EBITDA. We believe this presentation is in accordance with Item 10(e)(1)(i)(A) of Regulation S-K which provides for a presentation of the most directly comparable financial measure or measures.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to the Comments. If you have any questions with respect to the foregoing, please do not hesitate to contact me by telephone at 410-951-4827 or eric.miller@fticonsulting.com.

Very truly yours,

/s/ Eric B. Miller

Eric B. Miller

Executive Vice President, General Counsel and Chief Risk Officer